MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

December 13, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	MainStay VP Funds Trust

Preliminary Schedule 14A

File No.: 811-03833-01

Commissioners:

On behalf of MainStay VP Funds Trust (the “Registrant”), we are transmitting for filing with the Securities and Exchange Commission a proxy on Schedule 14A on behalf of MainStay VP Cushing® Renaissance Advantage Portfolio (the “Portfolio”), a series of the Registrant. This filing relates to the following proposals:

1.	To approve a new subadvisory agreement between New York Life Investments, the Portfolio’s investment manager, and CBRE Clarion Securities LLC (“CBRE Clarion”) with respect to the Portfolio;

2.	To approve an amendment to the Portfolio’s fundamental investment restriction related to industry concentration from investments in the industry or group of industries that constitute the energy sector to investments in the securities of issuers conducting their business activities in the infrastructure group of industries; and

3.	Any other business that properly comes before the Special Meeting.

No filing fee is due because the Registrant has previously registered an indefinite number of shares pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Please direct any questions concerning the filing to the undersigned at 201-685-6411.

Very truly yours,

/s/ Brian J. McGrady

Brian J. McGrady

Assistant Secretary